                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-------------------------------------------

In the Matter of
PECO Energy Company and PECO Energy
Transition Trust                                      File No. 70-10003

(Public Utility Holding
Company Act of 1935)

-------------------------------------------


                           CERTIFICATE OF NOTIFICATION

         This Certificate of Notification is filed by PECO Energy Company ("PECO"), a registered holding company, and PECO Energy Transition Trust ("PETT"), a special purpose subsidiary of Exelon Corporation (collectively, the "Declarants"), in connection with Declarants' Application/Declaration on Form U-1, as amended (the "Application-Declaration") seeking authority under Section 13 of the Act for PECO to provide certain services to PETT at a price other than cost as defined in Commission rules pursuant to the Amended and Restated Master Servicing Agreement, dated March 25, 1999, as amended May 2, 2000 and March 1, 2001 between PECO and PETT (the "Servicing Agreement"), and the order of the Commission dated December 27, 2001 (the "Order") granting such authority pursuant to the Act in File No. 70-10003 (Release No. 35-27483). Capitalized terms used herein without definition have the meaning ascribed to them in the Application-Declaration or the Order.

         Declarants hereby certify pursuant to Rule 24 that PECO will continue during the period any transition bonds remain outstanding and the Servicing Agreement remains in place to provide any services to PETT under the Servicing Agreement at market price and otherwise act in accordance with the Order.

         Attached hereto as Exhibit F is the past tense opinion of counsel to Declarants with respect to the Application-Declaration.

                                    SIGNATURE

         Pursuant to the requirements of the 1935 Act, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

         Dated: June 4, 2002
                                      PECO Energy Company
                                      PECO Energy Transition Trust, by PECO
                                      Energy Company

                                      By: /s/ Frank Frankowski
                                          ----------------------------------
                                      Chief Financial Officer and Vice President